Exhibit 3.290

State of Delaware Secretary of State Division of Corporations Delivered 02:06 PM 01/11/2008 Filed 01:50 PM 01/11/2008 SRV 080035847-4488319 FILE

State of Delaware

Limited Liability Company

CERTIFICATE OF FORMATION

OF

TAHOE GARAGE PROPCO, LLC

ARTICLE I. NAME

The name of the limited liability company is Tahoe Garage Propco, LLC.

ARTICLE II. REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE 19808 and the name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Tahoe Garage Propco, LLC this 10th day of January 2008.

By:	/s/ Angela P. Winter
(Authorized Person)
Name:	Angela P. Winter, Organizer